UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period  February 28, 2006

File No.    0-50238

J-Pacific Gold Inc.

(Name of Registrant)

1440 - 1166 Alberni Street, Vancouver, British Columbia, CANADA  V6E 3Z3

(Address of principal executive offices)

1.

Press Release No. 2 dated February 28, 2006

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F 11X

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No 11X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

J-PACIFIC GOLD INC.

(Registrant)

February 28, 2006

By:  /s/ Nicholas Ferris

Date

Nicholas Ferris, President and CEO

J-PACIFIC GOLD INC.
1440 - 1166 Alberni Street
Vancouver, BC V6E 3Z3
Tel: (604) 684-6677 Fax: (604) 684-6678
E-mail: ir@jpgold.com
Web: http://www.jpgold.com

NEWS RELEASE No. 2, 2006
February 28, 2006

FOR IMMEDIATE RELEASE
TSX VENTURE SYMBOL: JPN
OTCBB SYMBOL: JPNJF

J-PACIFIC PLANS CALLAGHAN DRILL PROGRAM,
PERMITTING SUBMITTED

J-Pacific Gold Inc. ("J-Pacific") is pleased to announce that a reverse-circulation drilling program for its Callaghan gold property has been planned, and that it has been submitted to the U.S. Bureau of Land Management for permitting. A soil geochemical sampling program completed during 2005 helped define exploration targets suggested by prior work. Several drill sites are being permitted to test three targets; two contain mineralization intersected in previous drilling, and one is a new structural coincident and geochemical target.

The Callaghan Property is an early-stage project located approximately 50 kilometres (30 miles) west of the Roberts Mountains, in northeastern Nevada. Callaghan is approximately 65 kilometres (40 miles) south of the large Cortez Joint Venture (Placer Dome and Kennecott) area, which contains the Cortez Hills, Pediment and ET Blue discoveries, as well as the Pipeline, South Pipeline, Gold Acres and Cortez mines.

The property is underlain by a sequence of lower-plate carbonate rocks, including the Roberts Mountain Formation, which hosts significant gold deposits in northern Nevada. Siliceous upper-plate rocks above the Roberts Mountain thrust locally overlie the carbonate rocks. Previous mapping, sampling, trenching and drilling have identified a structural and stratigraphic setting with associated geochemical anomalies, permissive for high-grade, structurally controlled replacement gold deposits. Drill targets based on the intersection of favourable structures and host rocks, which were identified by previous workers, will be the initial focus of J-Pacific's exploration program.

On behalf of the Board of Directors,

"N. Ferris"
President and CEO

The TSX Venture Exchange has neither approved nor disapproved the information contained herein. For further information, please contact Investor Relations toll-free at 1-888-236-5200.